Additional Soliciting Material Pursuant to Rule 14a-6(b)

Reverse Stock Split Proposal of Ascential Software Corporation
Frequently Asked Questions
May 7, 2003

What is a reverse stock split?

A reverse stock split is simply an accounting adjustment that involves the altering of the number of shares outstanding. It is the opposite of a common stock split and will result in a decrease in the number of outstanding shares of common stock and, generally is intended to result in a proportionate increase in the price of the stock on the date the reverse stock split becomes effective. Following the implementation of a reverse split, a company's share price will typically trade based on perception of the company's prospects, market conditions and the multitude of factors that affect stock prices. There is, of course, no guarantee that the share price will increase in proportion to the reverse split ratio or that any particular share price will be sustained.

It is important to note that reverse stock splits by themselves do not change the value of shares held. Ascential's proposed reverse split is designed to reduce the number of shares outstanding to better align share count with the size of the Company and proportionately increase the market price of the Company's stock to put it in a trading range more popular with a broader set of institutional investors. The immediate effect of a 1-for-4 reverse stock split on the Company's share price should be to increase our share price by four times and to reduce each shareholder's number of shares to one-fourth of what it was before the reverse split, thereby leaving each shareholder with the same total value they had before the reverse split.

How does it work?

Immediately after the reverse split becomes effective, the share price of the Company's stock is expected to increase by the ratio of the reverse split. That is, if the stock were trading at $3.00, a 1-for-4 ratio is anticipated to result in a trading price of $12.00 post reverse split (this is a simplified example that disregards typical price fluctuations). By the same ratio, a holder of the stock would possess one share for every four shares held before the reverse split. For example, a shareholder with 1,000 shares would own 250 shares, potentially at four times the price per share immediately following the reverse split.

Will it affect the value of my investment?

If you are a shareholder, the intrinsic value of your investment should not be affected as an immediate consequence of the reverse split. Although there will be a decrease in the number of shares outstanding, each share will represent a proportionately greater percentage of the Company's equity, so immediately after the reverse split, there should be no change in the value of your investment, the Company's shareholders' equity or the intrinsic value of the Company. A reverse split does not change the rights of the holders of common shares – each holder has the same percentage ownership, and therefore voting authority, as before the reverse split.

How did the Company determine a reverse split was a good idea?

The Company researched the topic and also discussed the topic generally with a number of institutional investors. Many professionals suggested that doing a reverse split at the right time would broaden the Company's potential investor base. The Company also received input from several investment banks that studied the impact of reverse splits over time for companies that had done this. The data from their analysis of companies that effected a reverse split towards the latter part of 2002 indicated that reverse splits tend to (1) increase institutional ownership, in part

because some institutions, including many mutual funds, have internal rules that either discourage or prohibit them from purchasing shares trading at lower prices per share, (2) result in greater dollar value of trading volume following the reverse split, and (3) broaden the base of potential investors. There is of course no guarantee that any of these will occur if the reverse split is approved and implemented.

Ascential's financial position is strong, and recent financial performance has been positive. The Company believes that its current share count was more appropriate when the Company included the Informix assets sold to IBM during 2001. The Company believes that a decreased share count is better aligned with the Company's current operations and revenue base.

Why is the Company taking this course of action? How does this benefit shareholders?

The Board believes that the reverse stock split is likely to increase institutional investor visibility and interest in the Company's common stock.

The Board believes that the anticipated higher share price expected to result from the reverse split may qualify the Company's common stock for investment by certain institutional investors and investment funds that are precluded from investing in companies whose stock is trading under a certain price. Evidence suggests that, in many cases, reverse splits have resulted in increased institutional share ownership, increased dollar volume of trading and the opportunity to broaden the investor base. In addition, a higher trading price generally means lower transaction costs for investors, because broker commissions on a given dollar value transaction are generally lower on stocks trading at higher prices and the spreads between bid and ask prices are generally a smaller percent of higher priced shares.

The determination by the Board whether or not to implement the reverse split, if approved by shareholders, will be based on a number of factors, including but not limited to market conditions, existing and expected trading prices for the Company's common stock and the likely effect of business developments on the market price for the Company's common stock.

The Board and management recognize that the fundamental drivers of shareholder value over time will be the financial performance of the Company. While reducing the share count can help to highlight positive performance by resulting in greater earnings per share, it is not intended as a substitute for positive execution by the Company in the marketplace.

The Board believes that the combination of increased institutional visibility, the reduced number of shares better aligned to the size of the Company, and potentially lower transaction costs to investors will ultimately make Ascential a more attractive stock for investors to consider owning.

Is Ascential going to implement a reverse stock split?

If shareholders approve the proposal, the Board of Directors will have until the Company's 2004 annual meeting of shareholders to implement the reverse split, if the Board determines that it is in the best interests of the Company and its shareholders at that time. The determination by the Board will be based on a number of factors, including but not limited to market conditions, existing and expected trading prices for the Company's common stock and the likely effect of business developments on the market price for the Company's common stock.

Would a share buy-back program accomplish the same thing? Why didn't the Company opt for this alternative?

The Company has a share repurchase program that has been in place since May 2001. The total authorization of the share repurchase program is $350 million, of which $217 million has been used to purchase approximately 60 million shares through March 31, 2003. There is nothing in the reverse split proposal that would restrict the Company's ability to repurchase additional shares after the reverse split becomes effective. However, at current share price levels, the Company does not anticipate that continued share repurchases would have the effect of reducing the outstanding share count sufficiently, relative to the objectives of the proposed reverse split.

Why doesn't the Company combine the reverse split proposal with a tender offer?

A tender offer is another form of a share repurchase program, whereby shares are bought all at once, generally at a premium to the then current market price. The Company has had an active stock repurchase program in place since May 2001, whereby approximately 20% of the former share count has been repurchased over time without paying a premium to the then current market price at time of repurchase. A tender offer or share repurchase program and a reverse split are designed for two different purposes. A tender offer/repurchase program uses cash and is designed to reduce share count, increasing each holder's proportionate ownership and changing the capital structure of the company. The reverse split uses no cash (except for cash payments for any fractional shares) and is designed to align share count more appropriately with the size of the Company and position the share price into a more advantageous trading range, improve liquidity, lower transaction costs and broaden the potential institutional investor base. Implementing a reverse split does not preclude future share repurchase activity.

When will this take place?

The Board of Directors has submitted a proposal to shareholders to authorize a 1-for-4 reverse split. Shareholders will vote on this proposal at the annual meeting scheduled to be held on June 17, 2003. If approved by our shareholders, the Board will then have the authority, but not the obligation, to effect the reverse split, if it deems it advisable, any time prior to the 2004 annual meeting of shareholders.

When would a reverse stock split become effective?

Assuming the receipt of the necessary approvals, including receipt of all necessary regulatory approvals, the reverse stock split would only become effective after the Board makes the decision to implement a reverse stock split and makes any necessary filings. If the Board does not elect to effect the reverse stock split prior to the 2004 annual meeting, then the reverse stock split cannot occur unless again approved by shareholders.

What level of shareholder approval is required for the reverse split?

The reverse stock split requires an amendment to the Company's charter and must be approved by at least two-thirds of the Company's voting shares that are outstanding on April 24, 2003, the record date for the Company's annual shareholders meeting.

Does this impact registered shareholders? Beneficial shareholders?

A reverse stock split would affect all holders of common stock, whether they hold common stock directly or through their brokers. It would also affect all holders of stock options.

How does a reverse split impact current stock options and stock option programs?

If the reverse split were effected, then appropriate and proportionate adjustments would be made to outstanding stock options and our stock option programs. For example, a stock option that is currently exercisable for 1000 shares of common stock, with an exercise price of $3.00 per share, would, following the reverse split, become exercisable for 250 shares of common stock, with an exercise price of $12.00 per share.

Do I need to turn in my old stock certificate?

If you currently have a stock certificate, your certificate must be turned in. You should do nothing now, but if the reverse stock split is implemented by our Board, you will receive instructions for how to exchange your old stock certificates for new stock certificates and receive your cash payment for any fractional shares.

The Company now has the Direct Registration System with our transfer agent, so each shareholder who surrenders a certificate will receive a statement indicating his or her share position with the transfer agent, EquiServe. By having the transfer agent keep shareholder records electronically, the risk of lost or stolen stock certificates is greatly reduced. However, if any shareholder wants to have a physical stock certificate, EquiServe will issue one upon written request.

For shareholders who hold shares through a broker, in "street name," the change will be automatically done by the broker and reflected on the statement issued by the broker.

How is payment for fractional shares determined?

If a shareholder has a quantity of shares that is not equally divisible by four, then the reverse split would result in fractional shares. No fractional shares will be issued as a result of the reverse split. Instead, the Company will pay cash equal to such fraction multiplied by the average of the high and low trading prices of common stock on the NASDAQ National Market during regular trading hours for the five trading days immediately preceding the effective time of the reverse split. For example, if a shareholder has five shares, after the reverse split, that shareholder will have one share, and receive cash for the remaining one-fourth of a share resulting from the reverse split.

Who should I contact for further information?

You should refer to the Company's definitive proxy statement which you can find through the Ascential web site at www.ascential.com/investors. Just click on "SEC Filings" and then the DEF 14A filed on April 30, 2003. The definitive proxy statement is also available at the SEC's website, at www.sec.gov, and was distributed to shareholders in hardcopy on or about May 5th. The reverse split is proposal number two in the proxy statement, and information on reasons for the proposal, the anticipated effect of the reverse split on shares and rights, cash payments instead of fractional shares and federal income tax implications are contained in pages 24-27 of the proxy statement. We encourage you to read that information carefully. If you would like additional help locating the filing online, or would like to request additional hardcopies of the proxy statement,

Reverse Stock Split Proposal of Ascential Software Corporation
Frequently Asked Questions
May 7, 2003

please call Investor Relations at 508 366-3888, or Julie Prozeller at our Investor Relations agency, FD Morgen Walke at 212 850-5608.

This document contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements address a variety of subjects including, for example, an increase in share price proportionate to the ratio of the reverse stock split, the effects of a reverse stock split, bases upon which shares trade, intrinsic value of shares held, increases in institutional ownership as a result of a reverse split, increased dollar value of trading volume following a reverse split, the impact of a reverse split on the breadth of the potential shareholder base, the Company's financial position and financial performance, benefits to shareholders as a result of a reverse split, increase in institutional investor visibility and interest in the Company's common stock as a result of a reverse split, lower transaction costs following a reverse split, decreased spreads between bid and ask price associated with a reverse split, and the impact of a reverse split on the attractiveness of the Company's common stock and the Company's share repurchase program. There is no guarantee that the reverse split will be approved by the Company's stockholders or that, if approved, the reverse split will be implemented by the Company's Board of Directors in a timely fashion or at all. If the reverse split does occur, there is no way to predict the actual result on the trading price of the Company's stock in the near term or long term, and there is no guarantee that the reverse split would have a positive impact on the share price. The benefits of the reverse split enumerated may not occur. The positive impact of reverse stock splits effected by other companies may not be representative or typical, and the Company's stock may behave differently from that of other companies examined. Many companies that have implemented a reverse split have suffered a decline in share price following the reverse split. In addition, the following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability of Ascential to expand its market share; growth rates for the enterprise data integration software market; general business conditions in the software industry, the technology sector, and in the domestic and international economies; rapid technological change in the markets served by Ascential; dependence on international operations; global and geopolitical instability; and difficulties that Ascential may experience integrating technologies, operations and personnel of completed or future acquisitions. For a detailed discussion of these and other cautionary statements, please refer to the filings made by Ascential with the Securities and Exchange Commission, including, without limitation, the most recent Annual Report on Form 10-K and the most recent Quarterly Report on Form 10-Q. Ascential disclaims any intent or obligation to update any forward-looking statements made herein to reflect any change in Ascential's expectations with regard thereto or any change in events, conditions, or circumstances on which such statements are based.